Mail Stop 3561

      August 24, 2005

Via U.S. Mail and Fax (514) 337-0985
Stephane Solis
President and CEO
Manaris Corporation
4710 St. Ambroise, Suite 227
Montreal, Quebec
Canada H4C 2C7

	RE:	Manaris Corporation
		Form 8-K for the event dated August 16, 2005
		Filed August 16, 2005
		File No. 0-33199

Dear Mr. Solis:

      We have reviewed your filing and have the following comments.
In our comments, we are asking you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. According to your Form 8-K disclosure, you lowered the exercise prices of all of the warrants registered on the Form SB-2 (filed May
9, 2005) to $0.35. Please explain in your response to this comment why the change in terms of the warrants is not an offer and sale of a new security under Section 2(a)(3) of the Securities Act of 1933. Your well-reasoned legal analysis should include references to specific no-action letters, staff telephone interpretations, Commission releases and/or applicable case law. In addition, please provide your legal analysis for why it was appropriate to disclose the change in terms of the warrants in a prospectus supplement pursuant to Rule 424(b)(3) rather than a post-effective amendment to the Form SB-2.
2. Please explain, in your response letter, why you believe the Special Warrant Offering was a valid private placement under Section
4(2) of the Securities Act of 1933, when it appears you offered the class G, I, H, and J warrants to all of the holders of the warrants registered under your Form SB-2.

*	*	*	*

       As appropriate, respond to these comments within ten business days or tell us when you will respond. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and


* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.






      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact Derek Swanson, Staff Attorney, at (202) 551-
3366, or me at (202) 551-3810 with any questions.


Sincerely,



								Michele M. Anderson
								Legal Branch Chief
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Manaris Corporation
Mr. Stephane Solis
August 24, 2005
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